SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                           FORM 12B-25
                   NOTIFICATION OF LATE FILING

X -   Form 10QSB

For period ended March 31, 1999

                             PART I
                    REGISTRANT INFORMATION

Developed Technology Resource, Inc.
7300 Metro Blvd. Suite 550
Edina, MN  55439

                             PART II
                    RULE 12B-25(b) AND (c)

X - (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

                             PART III
                             NARRATIVE

The Company is waiting for the filing of its audited annual 10KSB before the release of its 10QSB with the first quarter results.
The company anticipates that the 10KSB and the 10QSB will be filed in June 1999.

                              PART IV
                         OTHER INFORMATION

(1)  Contact:  LeAnn H. Davis, CFO                 (612)820-0022

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                            X - No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            X - No

Developed Technology Resource has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

May 17, 1999                        By /s/ LeAnn H. Davis
                                       --------------------------
                                        (LeAnn H. Davis
                                        Chief Financial Officer)